SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                AMENDMENT NO. 6
                               (Final Amendment)

                                      TO





                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              MEDCATH INCORPORATED
                              (Name of the Issuer)

                             MCTH ACQUISITION, INC.

                             MEDCATH HOLDINGS, INC.




                   WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                PATRICK J. WELSH
                                 ANDREW M. PAUL
                               STEPHEN R. PUCKETT
                                   DAVID CRANE
                            CHARLES W. (TODD) JOHNSON
                                 RICHARD J. POST


                              MEDCATH INCORPORATED
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   0005840501
                      (CUSIP Number of Class of Securities)
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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             Edward A. Gilhuly                     Paul B. Queally                     Stephen R. Puckett
        c/o MedCath Holdings, Inc.           c/o MedCath Holdings, Inc.               MedCath Incorporated
       Kohlberg Kravis Roberts & Co.       Welsh, Carson, Anderson & Stowe        7621 Little Avenue, Suite 106
      2800 Sand Hill Road, Suite 200               320 Park Avenue               Charlotte, North Carolina 28226
       Menlo Park, California 94025           New York, New York 10022                   (704) 541-3228
              (650) 233-6560                       (212) 893-9500


                                 WITH COPIES TO:

          Gary I. Horowitz, Esq.              Karen C. Wiedemann, Esq.                Richard W. Cass, Esq.
        Simpson Thacher & Bartlett      Reboul, MacMurray, Hewitt, Maynard &        Wilmer Cutler & Pickering
           425 Lexington Avenue                        Kristol                         2445 M Street, N.W.
         New York, New York 10017               45 Rockefeller Plaza                  Washington, D.C. 20037
              (212) 455-2000                  New York, New York 10111                    (202) 663-6000
                                                   (212) 841-5700

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




This statement is filed in connection with (check the appropriate box):
a. X The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. The filing of a registration statement under the Securities Act of 1933.
c.     A tender offer.
d.     None of the above.



Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]



                                 CALCULATION OF FILING FEE
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   =============================================================== ====================
   --------------------------------------------------------------- --------------------
   Transaction Value*                                               Amount of Filing
                                                                           Fee
   --------------------------------------------------------------- --------------------
   $224,454,676. . . . . . . . . . . . . . . . . . . . . . . . .         $44,891
   =============================================================== ====================

  * For purposes of calculating the fee only.  Assumes purchase of 11,813,404 shares of Common Stock, par value $.01 per share, of MedCath Incorporated at $19.00 per share.
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         Check box if any of the fee is offset as provided by Rule 0-11(a)(2)
         and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. [X]
            Amount previously paid:  $44,891
            Form or registration no.:  Preliminary Proxy Statement on
                                         Schedule 14A
            Filing party:  MedCath Incorporated
            Dates filed:   April 15, 1998, June 2, 1998, June 23, 1998,
            July 7, 1998 and July 9, 1998.

     This Amendment No. 6 (the "Final Amendment") on Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by MCTH Acquisition, Inc., MedCath Holdings, Inc., Welsh, Carson, Anderson & Stowe VII, L.P., Patrick J. Welsh, Andrew M. Paul, Steven R. Puckett, David Crane, Charles
W. (Todd) Johnson and Richard J. Post on April 15, 1998, as amended and supplemented by Amendment No. 1 thereto filed on June 2, 1998, Amendment No. 2, thereto filed on June 23, 1998, Amendment No. 3 thereto filed on July 7, 1998, Amendment No. 4 thereto filed on July 9, 1998 and Amendment No. 5 thereto filed on July 9, 1998 (as amended and restated, the "Statement"), in connection with a proposal to approve an Agreement and Plan of Merger, dated as of March 12, 1998 (the "Merger Agreement") by and among MedCath Incorporated, MCTH Acquisition, Inc. and MedCath Holdings, Inc., pursuant to which MCTH Acquisition, Inc., a wholly-owned subsidiary of MedCath Holdings, Inc., will be merged with and into MedCath Incorporated (the "Company").

     This Final Amendment is being filed, pursuant to Rule 13e-3(d)(3), to report the results of the transaction which is the subject of this Statement.

     Capitalized terms used herein not otherwise defined shall have the meanings ascribed to such terms in this Statement. Except as expressly set forth in this Final Amendment, all information in this Statement remains unchanged.





ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.




     The information set forth in Item 10 of the Statement is hereby amended and supplemented as follows:

     As a result of the Merger and the transactions consummated in connection therewith (including the establishment by MedCath Holdings, Inc. of a wholly-owned subsidiary named MedCath Intermediate Holdings, Inc.) all of the outstanding common stock of the Company (as the surviving corporation) is owned by MedCath Intermediate Holdings, Inc. The KKR Partnership and its affiliate
KKR Partners II, L.P., through their ownership of shares in MedCath Holdings, Inc., hold an approximate 46% indirect equity interest in the Company. The WCAS Investors, through their ownership of shares in MedCath Holdings, Inc., hold an approximate 45% indirect equity interest in the Company. The Management Group, through their ownership of shares in MedCath Holdings, Inc., hold an approximate 8% indirect equity interest in the Company, and the Physicians, through their ownership of shares of MedCath Holdings, Inc., hold the remaining approximate
1% indirect equity interest in the Company.






ITEM 16.  ADDITIONAL INFORMATION.



     The information set forth in Item 16 of the Statement is hereby amended and supplemented as follows:

     The Merger Agreement and the transactions contemplated thereby were approved by the shareholders of the Company at the Special Meeting held on July 30, 1998, and the transactions described in this Statement were consummated on July 31, 1998. The Company filed Articles of Merger with the Secretary of State of North Carolina on July 31, 1998, and the Merger became effective on that date.

     Each share of common stock of the Company that was issued and outstanding immediately prior to the Effective Time (other than shares held by the Acquiror and shares held by shareholders who exercised dissenters' rights under North Carolina law) was converted as of the Effective Time into the right to receive $19.00 per share in cash, in accordance with Merger Agreement.

    Because the Company, as a result of the Merger, has only one shareholder, MedCath Intermediate Holdings, Inc., the Company filed on August 3, 1998 certification on Form 15 pursuant to Rule 12g-4 to provide notice of termination of the registration of the common stock of the Company under the Securities and Exchange Act of 1934 and to suspend all reporting requirements thereunder.

                                   SIGNATURES

                  After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

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                                               MEDCATH INCORPORATED




                                               By:   /s/ Stephen R. Puckett
                                                     --------------------------
                                               Name: Stephen R. Puckett
Dated:  August 10, 1998                                Title: President, Chief Executive Officer and
                                                              Chairman of the Board




                                               MCTH ACQUISITION, INC.



                                               By:   /s/ Paul B. Queally
                                                     --------------------------
                                               Name: Paul B. Queally
Dated:  August 10, 1998                                Title: Vice President





                                               MEDCATH HOLDINGS, INC.



                                               By:   /s/ Paul B. Queally
                                                     --------------------------
                                               Name:  Paul B. Queally
Dated:  August 10, 1998                                 Title: Vice President



                                               WELSH, CARSON, ANDERSON & STOWE
                                               VII, L.P.

                                               By:   WCAS VII Partners, General Partner

                                               By:   /s/ Paul B. Queally
                                                    --------------------------
                                                    General Partner





                                               By:  /s/ Patrick J. Welsh
------------------------------------------------------------------------------
Dated:  August 10, 1998                             Patrick J. Welsh



                                               By:  /s/ Andrew M. Paul
-------------------------------------------------------------------------------
Dated:  August 10, 1998                             Andrew M. Paul


                                               By: /s/ Stephen R. Puckett
-------------------------------------------------------------------------------
Dated:  August 10, 1998                            Stephen R. Puckett


                                               By: /s/ David Crane
-------------------------------------------------------------------------------
Dated:  August 10, 1998                            David Crane


                                               By: /s/ Charles W. (Todd) Johnson
-------------------------------------------------------------------------------
Dated:  August 10, 1998                            Charles W. (Todd) Johnson


                                               By:  /s/ Richard J. Post
-------------------------------------------------------------------------------
Dated:  August 10, 1998                             Richard J. Post


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